Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)

The undersigned acknowledge and agree that (i) the foregoing statement on Schedule 13D with respect to the Common Stock, par value $0.001 per share, of BNB Plus Corp., a Delaware corporation, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements, and (ii) this Joint Filing Agreement shall be included as an exhibit to such joint filing. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned execute this Joint Filing Agreement as of March 20, 2026.

COMSTOCK MULTICHAIN FUND, L.P.

    By: Comstock Multichain Fund, GP LLC
        By: /s/ Richard L. Shorten
        Title: Authorized Signatory

COMSTOCK MULTICHAIN FUND, GP LLC

By: /s/ Richard L. Shorten
Title: Authorized Signatory

SILVERMINE CAPITAL ADVISORS, LLC

By: /s/ Richard L. Shorten
Its: Managing Member

RICHARD L. SHORTEN

By: /s/ Richard L. Shorten